As filed with the Securities and Exchange Commission on March 25, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-18F-1

Putnam High Yield Advantage Fund
Exact Name of Registrant

SEC 1846 (1-12)

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Boston and the state of Massachusetts on the 25th day of March, 2014.

Signature	Putnam High Yield Advantage Fund

(Name of Registrant)

By	Jonathan S. Horwitz

(Name of director, trustee, or officer signing
on behalf of Registrant)

Executive Vice President

(Title)

Attest:	Michael J. Higgins

(Name)

Vice President, Treasurer, and Clerk

(Title)

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